VF 3-25-05

SEC 05040406 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark Street
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Edsey, Controller (312) 726-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *If individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr.
Suite 2600

Chicago, IL 606 (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. MAR 01 2005 1086

PROCESSED APR 04 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

OATH OR AFFIRMATION

I, Kalman K. Shiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kalman K Shiner
Signature

Certified Public Accountant
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2004

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2004

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

ertified Public Accountants
:BC Tower - Suite 2600
55 N. Cityfront Plaza Dr.
hicago, IL 60611-5555

elephone 312.670.7444
acsimile 312.670.8301
-mail info@orba.com
Veb site www.orba.com
hicago . Joliet

ndependent Affiliate
of BKR International

Independent Auditors' Report

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Dresner Investment Services, Inc. as of December 31, 2004, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ostrow Reisin Berk + Abrams, Ltd.

February 2, 2005

DRESNER INVESTMENT SERVICES, INC.

BALANCE SHEET

December 31, 2004		
ASSETS		
Current assets:		
Cash	$	194,528
Trade receivables, less allowance for doubtful accounts of $80,074		377,151
Due from affiliate		387,772
Prepaid expenses		9,945
Total current assets		969,396
Investments, at cost		38,164
Total assets	$	1,007,560
LIABILITY AND SHAREHOLDER'S EQUITY		
Current liability:		
Accrued expenses	$	18,714
Shareholder's equity:		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares, including paid-in capital		7,615
Retained earnings		981,231
Total shareholder's equity		988,846
Total liability and shareholder's equity	$	1,007,560

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2004	
Revenue, fee income (Note 3)	$ 2,538,516
Operating expenses:	
Support services	612,749
Bad debts, net of recoveries	40,915
Wages and benefits	1,618,657
Total operating expenses	2,272,321
Operating income	266,195
Financial income (expense):	
Interest income	7,644
Interest expense	(2,796)
Total financial income, net	4,848
Income before income taxes	271,043
State income taxes	2,574
Net income	268,469
Retained earnings:	
Beginning of year	1,442,820
Distributions	730,058
Retained earnings, end of year	$ 981,231

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004		
Operating activities:		
Net income	$	268,469
Adjustments to reconcile above to cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		106,590
Due from affiliate		(339,030)
Prepaid expenses		(9,945)
Decrease in operating liabilities:		
Accrued expenses		(7,714)
Cash provided by operating activities		18,370
Financing activities:		
Distributions paid		(730,058)
Cash used in financing activities		(730,058)
Decrease in cash		(711,688)
Cash, beginning of year		906,216
Cash, end of year	$	194,528

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a NASD member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's stockholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

2. Summary of significant accounting policies

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

Dresner Investment Services, Inc. uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on their income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective shares of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed, and success fees. Gross revenue includes all amounts billed to clients during the year and net recoveries on previously disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

4. Credit risk

The Company maintains it cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

5. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 1. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its share of expenses. The Company leases its office space under a non-cancelable lease which expires August 2011 and subleases a portion of its unused office space to an unrelated party. The sublease expires in August 2005. For the year ended December 31, 2004, rent expense for its operating lease was $107,575, which is net of sub-lease revenue.

At December 31, 2004, the total remaining annual minimum rental payments, not including sublease revenue, operating expenses and related taxes, and before reimbursement from other entities sharing occupancy, are as follows:

Year	Total payments
2005	$ 112,799
2006	116,448
2007	120,096
2008	123,745
2009	127,393
Therafter	208,725
	$ 809,206

At December 31, 2004, the total remaining annual minimum sublease rental payments was $23,290 in 2005.

6. Major clients

Four clients accounted for approximately 60% of the Company's sales for the year ended December 31, 2004.

7. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined contribution retirement plan (401(k) plan) with a profit sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the company was $166,813 for the year ended December 31, 2004.

8. Related party transactions

Dresner Capital Resources, Inc. ("DCR"), one of the corporations which is wholly owned by the sole shareholder of the Company as described in Note 1, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company reimbursed DCR for substantially all of the expenses in 2004. The nature of the business and contracts of agreement with clients can and does lead to minority ownership in client businesses by the Company and/or the Company's stockholder or affiliates.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.